Via Facsimile and U.S. Mail
Mail Stop 4720

May 7, 2010

Patrick B. Kelleher
Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

Re: **Genworth Financial, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Form 10-Q for the Quarterly Period Ended March 31, 2010**
**File Number: 001-32195**

Dear Mr. Kelleher:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2009**

Management's Discussion and Analysis
Business trends and conditions
Trends and conditions affecting our segments
U.S. Mortgage Insurance, page 91

1. You disclose that workouts and loan modifications could be subject to re-default by the underlying borrowers. Please quantify the risk in-force of insured loans at the balance sheet date for these contracts that are subject to

re-default, separately for those that did modify and did not modify the outstanding loan balance.

2.  You disclose that expected losses have been reduced by $583 million related to rescission actions that are a result of investigation activities on certain insured delinquent loans where you found significant levels of misrepresentation and non-compliance with certain terms and conditions of your underlying master insurance policies, as well as fraud.  Please revise to disclose the following:

    a.  How, as an operational matter, the rescission works, including your contractual rights to rescind and the contractual rights of the lender to appeal the rescission;
    b.  How you determined the $583 million reduction of expected losses and its relationship to the policy and contract claims liability you recognized. Indicate at what point you relieve the liability for the rescissions.  For instance, are they relieved when you officially communicate the rescission to the lender, or after all lender appeals are considered;
    c.  Whether any counterparties have litigated the rescissions and, if so, the impact  on your estimation process; and
    d.  Separately quantify the change in the prior year liability related to rescissions in your narrative disclosure to the liability for policy and contract claims table on page 229.  Also, in that narrative disclosure, quantify the change in the prior year liability related to $264 million of workouts, loan modifications and pre-sales in the tabular disclosure.

Critical Accounting Estimates
Goodwill, page 97

3.  You disclose that your risks associated with future goodwill impairments relate to your businesses with significant goodwill balances, including long-term care insurance, life insurance, wealth management, and lifestyle protection insurance.  Additionally, you disclose that your long-term care insurance reporting unit's fair value was less than its book value. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

    a.  Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    b.  Amount of goodwill allocated to the reporting unit;
    c.  Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,

the valuation model assumes recovery from a business downturn within a defined period of time); and

d. Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Regarding your long-term care insurance unit, provide the disclosures in a. through d. above as it relates to step two of your impairment test.

In addition, at the balance sheet date, your market capitalization was significantly below your total stockholders' equity. We note that you consider your market capitalization in assessing the reasonableness of the fair values estimated for your reporting units in your goodwill test. Please provide us with a summary of this comparison, which includes the fair value for each reporting unit, and tell us for each reporting unit other than long-term care insurance unit how it supported your conclusion that fair value exceeded book value.

U.S. Mortgage Insurance selected operating performance measures, page 137

4. Please revise your disclosure to link the tabular disclosure shown on pages 142 and 143 with the associated liability for policy and contract claims.

**Form 10-Q for the Quarterly Period ended March 31, 2010**

Notes to Condensed Consolidated Financial Statements
(6) Fair Value of Financial Instruments, page 32

5. Please disclose your policy for determining when transfers between levels are recognized. Refer to ASC 820-10-50-2(c)(3). Additionally, expand your disclosure on page 43 regarding the reasons for your transfers out of Level 3 and into Level 2 to include:

- The criteria you used to determine whether the market for mortgage-backed and asset-backed securities was active or inactive (i.e., illiquid); and
- The amount and reason for any material increase or decrease in Level 3 assets resulting from your transfer of assets into Level 2.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant